Exhibit 99.1

CLPS Incorporation Receives Nasdaq Notification Regarding Minimum Bid Price Requirements

HONG KONG, June 14, 2024 / PRNewswire / — CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS) today announced that it received a written notice from The Nasdaq Stock Market LLC (“Nasdaq”) dated June 10, 2024, indicating that the Company’s closing bid price for its common shares fell below $1.00 per share for 30 consecutive trading days, which is not in compliance with Nasdaq Listing Rule 5450(a)(1). The Nasdaq notification does not affect CLPS’s current listing or trading of the Company’s securities on the Nasdaq Global Market.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar day compliance period, until December 9, 2024, to regain compliance with the minimum bid price requirement. To regain compliance, CLPS’s common shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. If the Company achieves this within the compliance period, Nasdaq will provide written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by December 9, 2024, it may be eligible for an additional 180-day compliance period by transferring to the Nasdaq Capital Market from the Nasdaq Global Market, provided it meets the necessary listing requirements, and notifying Nasdaq of its intent to cure the deficiency by effecting a reverse stock split if necessary.

The Nasdaq notification letter will have no effect on the Company’s business operations, and CLPS is committed to taking all reasonable measures to regain compliance with Nasdaq’s minimum bid price requirement.

About CLPS Incorporation

Headquartered in Hong Kong, CLPS Incorporation is a global leading information technology (“IT”) consulting and solutions service provider focused on delivering services primarily to global institutions on the banking, wealth management, e-commerce, and automotive sectors. The Company serves as an IT service provider to a growing network of clients in the global financial service industry, including large financial institutions in the U.S., Europe, Australia, Asia, and their PRC-based IT centers. The Company maintains 20 delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan. The remaining 10 global centers are located in Hong Kong SAR, USA, Japan, Singapore, Australia, Malaysia, India, Philippines, Vietnam, and Canada. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, Instagram, LinkedIn, X (formerly Twitter), and YouTube.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance. Known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, may cause the actual results and performance of the Company to be materially different from such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s expectations of the Company’s future growth, performance and results of operations, the Company’s ability to capitalize on various commercial, M&A, technology and other related opportunities and initiatives, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com